UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virgin Orbit Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92771A 101

(CUSIP Number)

James Cahillane
Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92771A 101	13D	Page 2 of 13 pages

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308
11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.2%(1)
14	Type of Reporting Person CO

CUSIP No. 92771A 101	13D	Page 3 of 13 pages

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308
11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.2%(1)
14	Type of Reporting Person CO

CUSIP No. 92771A 101	13D	Page 4 of 13 pages

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308
11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.2%(1)
14	Type of Reporting Person CO

CUSIP No. 92771A 101	13D	Page 5 of 13 pages

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 252,126,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 252,126,308
11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,126,308
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 75.2%(1)
14	Type of Reporting Person IN

(1)	Percentage ownership is based on an aggregate number of 335,159,079 shares of Common Stock of the Issuer outstanding as of August 11, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2022, filed on August 15, 2022.

This Amendment No. 1 (this “First Amendment”) amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2022 (the “Initial Schedule 13D” and as amended by this First Amendment, this “Schedule 13D”) on behalf of (i) Virgin Investments Limited (“VIL”), (ii) Corvina Holdings Limited, (iii) Virgin Group Holdings Limited, and (iv) Sir Richard Branson. This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Virgin Orbit Holdings, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4022 E. Conant St., Long Beach, CA 90808.

Unless set forth below, all previous Items set forth in the Initial Schedule 13D remain unchanged. All capitalized terms used herein but not defined shall have the same meanings as set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On November 4, 2022, pursuant to the Subscription Agreement (as defined below), VIL purchased $25,000,000 aggregate principal amount of 6.00% Senior Unsecured Convertible Note due 2024 from the Issuer for cash consideration of $25,000,000. The source of funds used for the Subscription Agreement (as defined below) was working capital of VIL.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement (as defined below), a copy of which is attached hereto as Exhibit 8, and which is incorporated herein by reference in its entirety.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following:

As of the date hereof, none of the Reporting Persons should be deemed to be the beneficial owner of shares of Common Stock issuable upon conversion of the Convertible Note (as defined below) because the Convertible Note (as defined below) is not currently convertible within sixty (60) days absent satisfaction of conditions that remain outside of the Reporting Persons’ control. Consequently, no shares of Common Stock potentially issuable upon conversion of the Convertible Note (as defined below) have been included in the number of Subject Shares reported as beneficially owned by the Reporting Persons on this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

On November 4, 2022 (the “Effective Date”), the Issuer sold and issued to VIL a senior unsecured convertible note (the “Convertible Note”) in the principal amount of $25.0 million, which is convertible into shares of the Issuer’s Common Stock or other Qualified Securities (as defined below), subject to certain conditions and limitations set forth in the Convertible Note. The Issuer sold and issued the Convertible Note pursuant to a subscription agreement, dated as of the Effective Date (the “Subscription Agreement”), between the Issuer, VIL and the Issuer’s domestic subsidiaries named therein that are jointly and severally guaranteeing its obligations under the Convertible Note (the “Guarantors”).

The Convertible Note contains customary events of default, bears interest at an annual rate of 6.0% (or 10.0% during the continuance of an event of default under the Convertible Note), payable in cash semi-annually, and has a maturity date of November 4, 2024 (the “Maturity Date”), unless earlier repurchased, converted or redeemed in accordance with its terms prior to such date. Subject to any limitations under the rules of Nasdaq Stock Market, the Convertible Note will automatically convert into Qualified Securities (as defined below) at a conversion price equal to the purchase price paid by investors in the relevant Qualified Financing (as defined below) if, prior to the earliest to occur of the Maturity Date, any Fundamental Change Effective Date and the effective date of any Merger Event (each as defined in the Convertible Note), the Issuer consummates a bona fide third-party financing of its Common Stock or securities convertible into or exchangeable for the Issuer’s Common Stock for gross cash proceeds of at least $50.0 million in one or more related and substantially similar and simultaneous transactions at the same price (a “Qualified Financing” and the securities sold in such Qualified Financing, the “Qualified Securities”). VIL will have the option to convert all or a portion of the Convertible Note in accordance with such terms in a financing by the Issuer that would have been a Qualified Financing but for the gross cash proceeds in such financing being less than $50.0 million, with such conversion effected as described above as if such financing were a Qualified Financing. Additionally, on or after October 15, 2024, VIL has the right to convert all or any portion of the Convertible Note into shares of Common Stock at an initial conversion rate of 345.5425 shares of Common Stock per $1,000 principal amount of the Convertible Note (subject to adjustments as provided in the Convertible Note, the “Fixed Conversion Rate”). In the event of a Fundamental Change, a Merger Event (each as defined in the Convertible Note) or a redemption of the Convertible Note by the Issuer, or if any automatic conversion in connection with a Qualified Financing would be subject to limitations set forth in the relevant rules of Nasdaq Stock Market, VIL has the right to convert the Convertible Note at the Fixed Conversion Rate. Prior to the Maturity Date, the Issuer may redeem all or part of the Convertible Note for cash at a redemption price equal to 100% of the principal amount of the Convertible Note to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Convertible Note contains a covenant that restricts the Issuer’s and the Guarantors’ ability to incur liens on its and the Guarantors’ assets and properties without VIL’s consent. If the Issuer undergoes a Fundamental Change (as defined in the Convertible Note), then, subject to certain conditions, VIL may require the Issuer to repurchase for cash all or any portion of the Convertible Note at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Note to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Based on the Fixed Conversion Rate, a maximum of 8,638,563 shares of the Common Stock may be issued upon conversion of the Convertible Note, subject to adjustment provisions included in the Convertible Note and subject to conversion in connection with a (deemed) Qualified Financing. The Convertible Note is not freely transferable without the Issuer’s written consent in whole or in part until the one-year anniversary of the issuance date unless a default under the Convertible Note has occurred and is continuing. On or after such anniversary, the Convertible Note will be freely transferable in whole or in part by VIL, subject to any restrictions under the Securities Act.

The Subscription Agreement contains customary representations, warranties, and covenants by the Issuer and VIL. The representations, warranties and covenants contained in the Subscription Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the Issuer and VIL. The Issuer has also agreed in the Subscription Agreement to reimburse VIL for its documented, out-of-pocket expenses incurred in connection with the issuance and sale of the Convertible Note. The information disclosed in this Item 6, including the foregoing descriptions of the Subscription Agreement and the Convertible Note, are each qualified in their entirety by reference to the full text of the Subscription Agreement and Convertible Note, respectively, which are attached to this Schedule 13D as Exhibits 8 and 9 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description
8	Subscription Agreement, dated November 4, 2022, by and between the Issuer, guarantors named therein and Virgin Investments Limited
9	Convertible Note, dated November 4, 2022, by and between the Issuer, guarantors named therein and Virgin Investments Limited

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2022

Virgin investments limited

	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

corvina Holdings Limited

	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

Virgin Group Holdings Limited
	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

SIR richard branson
	By:	/s/ James Cahillane
	Name:	James Cahillane
	Title:	Attorney-in-fact

Schedule A is hereby amended in its entirety as follows:

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Virgin Investments Limited, Corvina Holdings Limited and Virgin Group Holdings Limited are set forth below.

Virgin Investments Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Corvina Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom

Virgin Group Holdings Limited

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Joshua Bayliss	Chief Executive Officer, Virgin Group	Avenue d’Ouchy 14. c/o Etude Petremand & Rappo, avocats 1006, Lausanne, Switzerland	United Kingdom
Sir Richard Branson	Director	Branson Villa, Necker Beach Estate, Necker Island, VG 1150, BVI	United Kingdom
Francis Dearie	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Peter Tarn	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	United Kingdom
Sheila Colleen George	Director	Craigmuir Chambers, Road Town, Tortola, VG1110, BVI	British Virgin Islands